EXHIBIT 99.22

CONSENT OF LUKE EVANS

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2015 (collectively, the “Annual Report”), I, Luke Evans, consent to (i) the use of and reference to the technical report dated March 27, 2014, entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person,” in connection with the Annual Report and the Technical Report, and (iii) the information derived or summarized from the Technical Report that is included or incorporated by reference in the Annual Report and any of the exhibits thereto.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805 and 333-195816 on Form S-8 and 333-207371 on Form F-3 of the Company.

Dated this 29th day of March, 2016

(Signed) “Luke Evans”
Name:	Luke Evans, M.Sc., P.Eng.
Title:	Principal Geologist
Roscoe Postle Associates Inc.

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